Exhibit 99.8

NOVADAQ TECHNOLOGIES INC.

CODE OF ETHICS AND BUSINESS CONDUCT

December 17, 2008

NOVADAQ TECHNOLOGIES INC.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board of Directors of Novadaq Technologies Inc. (“Novadaq” or the “Company”) have adopted this Code of Ethics and Business Conduct (the “Code”) on December 17, 2008 The Code embodies the commitment of Novadaq and its subsidiaries to conduct their business in accordance with all applicable laws, rules and regulations and the highest ethical standards.

The Audit Committee of the Board through the Disclosure & Compliance Committee of the Company shall be responsible for monitoring compliance with the Code.

EMPLOYEE RIGHTS AND EXPECTATIONS

1.	The right to expect working environment that is healthy, safe and free of discrimination.

2.	The right to protection from unfair dismissal, and to expect that an Open Door Policy shall be upheld, and a fair review procedure practiced.

3.	The right to expect fair compensation within the Company’s salary guidelines.

4.	The right to expect that Novadaq will refuse to make personal information available outside the Company without your knowledge, except as required by law.

5.	The right to expect that Novadaq will continue to provide an Employee Benefits Package as comprehensive as possible.

6.	The right to expect that Novadaq will make every effort to retrain and/ or relocate you, should it become necessary.

7.	The right to expect that Novadaq will review your performance and remuneration at least once a year.

8.	The right to be treated with respect and dignity and to be valued for your contributions to the success of Novadaq.

COMPANY RIGHTS AND EXPECTATIONS

1.	The right to expect that you will be committed to sharing our Corporate Vision and our Corporate Goals.

2.	The right to expect that you will not discriminate against any individual - your fellow employees, our customers, or the general public.

3.	The right to expect that you will be honest and security conscious with regard to Company assets, property, and each other.

4.	The right to expect that you will be honest with your time while working and that you will, at your earliest opportunity, advise your manager of any problems or concerns, so that they may be addressed in reasonable time.

5.	The right to expect that, in all of your encounters, you will project a good business image, representing your own and the Company’s high standards.

6.	The right to expect you to maintain a good attendance record.

7.	The right to expect that you will continue to pursue self-improvement each year, and make all efforts to learn and develop in your position and contribute to our collective success.

8.	The right to expect that you will display the highest ethical standards in all your business dealings.

APPLICATION OF THE CODE

This Code applies to all directors, officers and employees of the Company (the “Company Personnel”). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies. As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. If you are unsure about a particular situation or course of action speak to your immediate supervisor or to any member of the Disclosure & Compliance Committee.

All business partners, contractors, consultants and suppliers (collectively referred to as “Interested Third Parties”) are expected to comply with this Code or develop and enforce policies and/or practices that are consistent with this Code and its associated requirements that will apply to their staff providing services for or on behalf of Novadaq. All significant interested third parties will also be required to agree in writing, through their contract with the Company or otherwise, that they will comply with the terms of this Code.

CONFLICTS OF INTEREST

It is our policy to seek to ensure that the Company’s best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, potential business partners and other representatives and are conducted in a manner that avoids actual or potential conflicts of interest. The Company Personnel should not use their position of trust and confidence within the Company to further private interests. Every member of the Company Personnel should examine carefully his or her personal dealings with the third parties associated with the Company and his or her duties in the Company to make certain there is no conflict of interest.

In general, a conflict of interest exists where personal interests of the Company Personnel interfere with their ability to act in the best interests of the Company. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Company, are influenced.

The following are examples of conflict of interest situations which must be declared and reviewed by the Disclosure & Compliance Committee:

•	Purchasing from suppliers, contractors or consultants that are owned (in whole or in part) or managed by, persons or relatives of persons, employed by the Company

•	Approving invoices from a vendor who is a relative

•	Awarding work to a supplier or consultant or contractor based on relationship or personal benefit, which is not in the best interests of the Company

•	Employment or affiliation with a customer, supplier or competitor

•	Carrying out independent business ventures or providing services for other businesses which could interfere with the employee’s devotion of time and effort to the conduct of Novadaq’s business

•	Using Novadaq’s resources (equipment, tools, credit cards, facilities computing devices, telephones) for unauthorized and personal purposes

When faced with an actual or potential conflict of interest situation, full and timely disclosure of such conflict is strongly required. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner. In a conflict situation, interested third parties must consult their written contracts and directors and officers shall disclose any potential conflicts of interest in writing to the Compensation and Corporate Governance Committee for review in accordance with applicable law.

If employees find themselves in situations or potential situations, of conflict of interest they must seek guidance from their supervisor or any member of the Disclosure & Compliance Committee to determine if a conflict exists and how to deal with it. If a conflict of interest or a potential conflict of interest is identified the employee must formally declare the conflict by informing any member of the Disclosure & Compliance Committee. The conflict must be reviewed and approved by the Disclosure & Compliance Committee and in conjunction with the employee supervisor appropriate actions must be determined and documented in order to mitigate the conflict. Supervisors are responsible for ensuring that an employee follows the agreed upon actions to mitigate the conflict of interest. The results of this review and approval must be documented and filed in the employee personnel file.

Supervisors should ensure that employees and interested third parties are not involved in any decision or operation affected by a conflict of interest. The Chair of the Board should ensure that officers or directors are not involved in any decision or operation affected by a conflict of interest.

INDUCEMENT AND GIFTS

Soliciting, accepting, or paying bribes or other illicit payments for any purpose is not tolerated. Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided. Payment or acceptance of any "kickbacks" from a contractor or other external party is prohibited. These include the receipt of improper and material personal benefits by you or your family and friends, as a result of your position with the Company.

Novadaq does not allow the acceptance or giving of gifts, favours, personal advantages, services payments, loans, or benefits of any kind, other than those of nominal value that can be made as a generally accepted business practice. If there is any doubt in specific cases, written approval from management should be requested.

Employees may from time to time be offered gifts from vendors, contractors, associates, industry colleagues and other third parties they interact with as a result of their employment with Novadaq. Examples of gifts are tangible products; invitations to meals; tickets to sporting, cultural or political events; or other favours. Acceptance of gifts that have a greater than nominal value or frequent gifts from the same source is prohibited.

As a guideline, the Company considers nominal as any gift which has less than $50 value. Any gifts or other advantages, individually or cumulatively, beyond this level would require the prior consent of management. Frequency of gift acceptance should be determined by business circumstances, and in any case should not exceed three occurrences in a 12-month period involving the same vendor. If an employee is uncertain about the appropriateness of a gift because of value, frequency or the intent of the giver, they should decline the gift and discuss the situation with management.

Acceptance of gifts of any value or frequency is prohibited where:

•	The giver seeks benefit from decisions or actions the gift might influence (e.g. in exchange for a gift, an employee provides confidential insider information)

•	A sense of obligation may be created (e.g. causing the Company employee to influence the selection of vendors)

•

Intentional or unintentional interference with fair and equitable competition may occur (e.g. in exchange for gifts, a Company employee shares proprietary information with a member of a competitor’s company)

•	A benefit may be provided to the employee’s family, friends or associates.

All interested third parties (any person or entity, including their employees, that has been contracted, sub-contracted, or otherwise engaged to provide services to the Company) working with or for Novadaq must have in place guidelines for exchanges of gifts that achieve the same standards as the guidelines listed above.

Novadaq abstains from any improper intervention in political process and does not make contributions or contributions in kind (properties, materials or services) to political parties, committees or their representatives. Novadaq’s directors, officers and employees may choose to become involved in political activities as long as they undertake these activities on their own behalf and may, on a personal level, give to any political party or candidate, but reimbursement by the Company is prohibited.

Company Personnel shall not accept any fee for taking part in a public speaking engagement or a public radio/television performance to which they are invited as a direct result of their position with Novadaq or their field of knowledge derived from their association with Novadaq.

PROTECTION AND PROPER USE OF COMPANY ASSETS AND OPPORTUNITIES

All Company Personnel are responsible for protecting the Company’s assets from improper use including fraud, theft and misappropriation. It is the Company’s policy to protect its assets and promote their efficient use for legitimate business purposes and to prevent and detect unauthorized acquisition and disposition of the Company’s assets. This requires timely, accurate and complete documentation and appropriate use of discretion. The Company’s assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Company’s assets.

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Company should not be appropriated for any improper personal advantage.

CONFIDENTIALITY OF CORPORATE INFORMATION

Information is a key asset of the Company. It is our policy to ensure that the Company’s proprietary and confidential information, including proprietary and confidential information that has been entrusted to the Company by others, is adequately safeguarded as set out in our Policy on Confidentiality and Disclosure. All confidential information, including information about the Company’s business, assets, opportunities, products, customers, suppliers and competitors, should be properly protected from advertent or inadvertent disclosure. Confidential information should be conspicuously marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements or where appropriate in furtherance of the Company’s interests. The confidentiality obligations remain in effect even beyond termination of employment, service contracts or Board of Directors appointments with Novadaq.

Any member of the Company Personnel with access to material non-public information about the Company is prohibited from trading in Company securities until such information has been fully disclosed and a reasonable period of time has passed for the information to be widely disseminated. Furthermore, the Company establishes trading blackout periods during periods when financial statements are being prepared but results have not yet been publicly disclosed. Blackout periods may also be prescribed from time to time by the Disclosure & Compliance Committee as a result of special circumstances relating to the Company, pursuant to which insiders of the Company would be precluded from trading in securities of the Company. For further details, reference should be made to the Company’s Insider Trading Policy.

COMPANY RECORDS AND DISCLOSURE PRACTICES

Company records must be kept and maintained to fulfill relevant legal requirements. Recording and reporting information, including information related to operations, environment, health and safety, training, human resources and financial matters, must be done honestly, accurately and with care.

The books and records of Novadaq must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and maintain recorded accountability for assets and liabilities. The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals, and taking appropriate action with respect to any differences.

All business transactions that directors, officers and employees have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail.

Novadaq is to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with the securities commissions as well as in other public communications made by the Company. All staff responsible for the preparation of Novadaq’s public disclosures, or who provide information as part of the process, must ensure that disclosures are prepared and information is provided in compliance with the Company’s Policy on Confidentiality and Disclosure and is:

•	Timely, factual and accurate

•	Broadly disseminated in accordance with all applicable legal and regulatory requirements

•	Fair, transparent, balanced and consistent

No information may be concealed from the Company’s external auditors or the Board of Directors and its Committees. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Novadaq’s financial statements.

FAIR DEALING WITH OTHER PEOPLE AND ORGANIZATIONS

All business dealings undertaken on behalf of the Company should be conducted in a manner that preserves our integrity and reputation. It is the Company’s policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal or unfair practices in all dealing with the Company’s security holders, customers, suppliers, competitors and employees.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with all applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects. All interested third parties are also expected to conduct their business with Novadaq in accordance with applicable laws, rules and regulations.

REPORTING OF ILLEGAL OR UNETHICAL BEHAVIOUR

The Company strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to seek to monitor and ensure compliance with the guidelines set out in this Code, including compliance with accounting, internal accounting controls or auditing applicable to the Company. The Disclosure & Compliance Committee of the Company has established and maintains a whistle-blower policy and procedure for the receipt and investigation of reports and complaints from the employees or other third parties regarding illegal or unethical behaviour, fraudulent activities and violation of Company policies particularly with respect to accounting, internal accounting controls, or auditing matters. Directors, officers and employees who know of or suspect a violation of any of the requirements of this Code or of any applicable laws or regulations have an obligation to immediately report this information to a member of the Disclosure & Compliance Committee. Employees are expected to cooperate fully with the Disclosure & Compliance Committee in internal investigations of misconduct.

If the complaint relates to accounting or auditing matters and if the employee is not informed of a timely and satisfactory resolution of the issue by the Disclosure & Compliance Committee, the employee may report the misconduct to the Chair of the Audit Committee. Such matters may also be reported directly to the Chair of the Audit Committee without going through the Disclosure & Compliance Committee.

It is the Company’s policy to ensure that you can communicate freely in respect of matters covered by this Code. No one may retaliate against you for expressing a concern or complaint in good faith regarding a perceived violation of this Code. Retaliation includes any form of penalty, adverse employment consequence, including discharge, suspension, demotion or transfer, harassment or discrimination. In addition to reporting suspected violations of this Code, and concerns regarding accounting, internal accounting controls or auditing matters some provincial and federal legislation relating to environmental, labour, privacy, human rights, competition, securities law and other matters also provide protection to individuals who report suspected violations under those laws. All Company Personnel are encouraged to comply fully with the requirements of these laws if any violation or breach is suspected, without fear of retaliation.

For further information on the procedures for reporting any violation or suspected violation of this Code or other policies and practices, reference should be made to the Company’s Whistle-Blower Policy & Procedures.

COMPLIANCE AND WAIVERS

The Company’s Disclosure & Compliance Committee is responsible for monitoring compliance with this Code, for regularly assessing its effectiveness in design and operation, for interpreting the Code in any particular situation and for recommending to the Audit Committee any changes to the Code which might be required from time to time.

The Disclosure & Compliance Committee is also responsible for the communication to and training of existing and new employees with respect to this Code and for establishing and monitoring an annual employee acknowledgement process with respect to the compliance with the Code. All Company Personnel and interested third parties with questions about this Code or specific situations are encouraged to refer the matter to any member of the Disclosure & Compliance Committee.

Notwithstanding the above, all directors, officers and employees are personally accountable for learning, endorsing and promoting this Code and applying it to their own conduct and field of work. All directors, officers and employees of Novadaq will be asked to review this Code and confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and will conform to the requirements of the Code. All new directors, officers and employees of Novadaq will be required to provide the declaration upon joining the Company.

Waivers of the requirements of this Code for employees, contractors and consultants may be granted only by the Chief Executive Officer. Any waiver of the requirements of this Code for directors or officers of the Company may only be granted by the Board of Directors and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirements.

Amendments to this Code shall be approved by the Board of Directors and shall be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement.